

PRESS RELEASE

GOLDCORP PURCHASES MORE SHARES IN WHITE KNIGHT RESOURCES LTD.

Toronto, May 14, 2004 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that it has purchased an additional 520,000 common shares of **White Knight Resources Ltd ("White Knight")** at a price of CDN$0.5931 per share. Goldcorp now holds 3,284,705 common shares and 1,764,705 warrants of White Knight. Each warrant entitles the holder to purchase one additional common share of White Knight at a price of Cdn$1.25 per warrant.

Goldcorp now owns 10.75% of the outstanding common shares of White Knight on a partially diluted basis. These shares were purchased for investment purposes.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED** and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is *better than* Money, Goldcorp is Gold!

For further information, please contact: **Corporate Office:**

R. Gregory Laing   145 King Street West
Vice President, Legal   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Fax: (416) 361-5741   M5H 1J8
e-mail: info@goldcorp.com   website: www.goldcorp.com